UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2025

Kenneth R. Totten
President and Chief Executive Officer
URSB Bancorp, Inc.
11-15 Cooke Avenue
Carteret, NJ 07008

Re: URSB Bancorp, Inc.
Registration Statement on Form S-1
Filed September 12, 2025
File No. 333-290213

Dear Kenneth R. Totten:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

<u>Form S-1 filed September 12, 2025</u>

<u>Supervision and Regulation</u>
<u>Brokered Deposits, page 87</u>

1. We note your disclosures regarding reciprocal deposits. We also note your risk factor disclosure on page 19 about brokered certificates of deposit representing 22.0% of your total deposits at June 30, 2025. Please revise your disclosures, here or elsewhere, to clarify and quantify the extent to which you use reciprocal deposits and whether you classify any as brokered deposits as of each of the period ends presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Lubit at 202-551-5909 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Eric Envall at 202-551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Victor L. Cangelosi